FORD NEWS

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FORD SETS TIMING FOR SPIN-OFF OF $22.7 BILLION STAKE IN
THE ASSOCIATES AND A CASH DISTRIBUTION OF $3.1 BILLION

DEARBORN, Mich., March 3, 1998 -- The Board of Directors of Ford Motor Company [NYSE: F] yesterday approved timing for the distribution of the company's $22.7 billion stake in Associates First Capital Corp. [NYSE: AFS] to Ford common and Class B shareholders. In addition, the Board approved a cash distribution ($3.1 billion at yesterday's closing price of The Associates) to participants who own Ford stock in U.S. employee savings plans. These distributions will be made on April 7, 1998, to shareholders of record on March 12, 1998.

Ford shareholders will receive one share of The Associates for about every four shares of Ford common and Class B stock they own, except for participants who invest in Ford stock through Ford's U.S. employee savings plans. These shareholders will receive a cash distribution of equal value on a per-share basis because stock in The Associates is no longer being offered as an investment option in U.S. employee savings plans as a result of the spin-off.

"The spin-off of The Associates is further evidence of the confidence we have in the earnings power of Ford's automotive and automotive-related businesses and the strength of our balance sheet," said Ford Chairman and Chief Executive Officer Alex Trotman.

"This transaction will mark the end of a very successful nine-year partnership between The Associates and Ford," Trotman added. "The Associates is a premier growth company. On their own, they will have greater flexibility in funding future growth with new equity offerings. All of us at Ford want to thank Keith Hughes, chairman and chief executive officer of The Associates, and his outstanding team for their contributions. We wish them all the best in the future as a strong independent company."

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Based on The  Associates  closing  price of $81-1/4 on March 2, 1998,  the total value distributed to Ford shareholders would be $25.8 billion or $21.30 per Ford share. Without the additional cash distribution, the total value distributed would have been $22.7 billion or $18.73 per Ford share. The actual value will be determined by the number of Ford shares outstanding on the record date and the value of The Associates stock on the distribution date. Ford shareholders will receive additional information on the terms of the spin-off prior to the distribution date.

Ford will realize a one-time non-taxable gain of about $16.5 billion on the spin-off in the first quarter of 1998. The gain will not impact Ford's cash position or employee compensation.

Ford's decision to distribute its 80.7 percent interest, or 279.5 million shares of The Associates, follows a ruling from the U.S. Internal Revenue Service that the distribution qualifies as a tax-free transaction for U.S. federal income tax purposes.

Ford purchased The Associates in 1989 for $3.35 billion. A 19.3 percent interest was sold to the public though an initial public offering in May 1996. When the spin-off was announced in October 1997, Ford said its quarterly cash dividend would not change as a result of the distribution and that future Ford dividends would depend on the ongoing performance of the automotive and automotive-related businesses.

The Associates, based in Dallas, is a leading diversified finance company that provides consumer and commercial finance, leasing and related services through 2,265 offices worldwide. Total assets under management on Dec. 31, 1997, were about $60 billion.

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